October 26, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Kaleido Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted September 25, 2018
CIK No. 0001751299

Dear Ms. Paik:

This letter is confidentially submitted on behalf of Kaleido Biosciences, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on September 25, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated October 23, 2018 addressed to Alison Lawton, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Prospectus Summary, page 1

1.

Please remove the statement that you are a “clinical-stage healthcare company” as this suggests to investors that you have an active IND and are conducting clinical trials as part of the FDA’s drug approval pathway. In addition, please balance your summary disclosure to clearly state upfront that you have not conducted any therapeutic clinical trials for any of your product candidates.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Please also balance your references to human clinical studies by clearly stating that you have not yet submitted INDs to conduct therapeutic clinical trials and that you are conducting these studies assuming the product candidates are food or medical food. In addition, in each instance that you refer to human clinical trials or human dosing, please specify that these are non-therapeutic human clinical trials or non-therapeutic human dosing.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that it is indeed a clinical-stage healthcare company as the Company is conducting clinical research (i.e., research in humans) under a food regulatory pathway for products intended to have an influence on human health. The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 1 to re-name its studies “non-IND human clinical studies” and clarify that they are being conducted under regulations supporting research with food.

Additionally, the Company respectfully advises the Staff that it has revised the disclosure on pages 3, 111 and 121 of Amendment No. 1 in response to the Staff’s comments to make it clear that the Company has yet to conduct any therapeutic clinical trials for any of its product candidates and that any clinical studies conducted by the Company are being done so based off of the assumption that the product candidates are food.

As noted above, in response to the Staff’s comment about non-therapeutic human clinical trials, the Company has further revised its disclosure in the nearly 200 mentions of human clinical studies throughout Amendment No.1 to make clear that the human clinical studies it has conducted are non-IND human clinical studies under food regulations.

2.	Please define at first use the term “targeted glycans.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 91 and 110 of Amendment No.1 in response to the Staff’s comment to define the term “targeted glycan” as “an ensemble of complex carbohydrates that is intended to modulate microbial metabolism to drive a specific biological response.”

3.

Please tell us why you believe it is appropriate to label your platform as “human-centric,” including what is meant by that term. Please also explain why you believe your MMTs have “tremendous potential” and why you have “world-class capabilities” in computational biology. In the alternative, please delete these terms.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes its platform is “human-centric” because the Company conducts the vast majority of its research and studies using either human biological samples or directly in humans, rather than working in animal models and animals or other human proxy environments (e.g., target-based assays). The Company has revised the disclosure on pages 2 and 110 of Amendment No. 1 in response to the Staff’s comment regarding the use of “human-centric.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 91 and 110 and 3, 111 and 141 of Amendment No. 1, respectively, in response to the Staff’s comments regarding the use of the terms “tremendous potential” and “world-class capabilities,” to rather state “have the potential…” and “significant capabilities.”

4.

We note that you have neither initiated ex vivo testing for nor identified an MMT candidate for your chronic kidney disease, atherosclerotic cardiovascular disease, drug or disease-induced diarrhea and organic acidemias programs. Given this, please explain why you believe these programs are sufficiently material to include in the pipeline chart. Please also revise your prospectus summary to clearly explain that you have not yet identified product candidates for multi-drug resistant bacteremia in high risk patients, chronic kidney disease, atherosclerotic cardiovascular disease, drug or disease-induced diarrhea and organic acidemias. Please also tell us why the table indicates that ex vivo testing and human clinical studies are ongoing for drug or disease-induced diarrhea.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 112 of Amendment No.1 to clarify that the Company has not yet identified a specific MMT candidate for multi-drug resistant bacteria in high risk patients, chronic kidney disease, or CKD, atherosclerotic cardiovascular disease, or ASCVD, and drug or disease-induced diarrhea. The Company has also revised the disclosure and pipeline chart to remove the organic acidemias program because it acknowledges that it may not be sufficiently material to warrant inclusion.

Although the Company has not yet identified product candidates for multi-drug resistant bacteria in high risk patients, CKD, ASCVD and drug or disease-induced diarrhea, the Company believes that these programs are sufficiently material to include in the pipeline chart. Given the work that is underway and the speed of MMT candidate identification and development, the Company could be in the clinic with an MMT candidate in less than 12 months in any of these indications. In addition, the Company is already collecting data on its CKD, ASCVD and diarrhea programs in non-IND human clinical studies that have or are currently being conducted to support the Company’s platform and/or other programs. This data could support food or medical food development on a much shorter timescale than therapeutic development.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

With regard to the Staff’s comment as to why the table indicates that ex vivo testing and human clinical studies are ongoing for drug or disease-induced diarrhea, the Company respectfully advises the Staff that through ex vivo screening the Company identified a potential MMT candidate and has commenced a non-IND human clinical study to support its drug or disease-induced diarrhea program with this MMT candidate without conducting ex vivo testing in patient microbiome samples. This study remains ongoing. While the results of this non-IND human clinical study are pending, the Company is continuing to evaluate further MMT product candidates in the ex vivo setting, including screening MMTs against microbiome samples from healthy subjects. In addition, the Company has initiated ex vivo testing having collected patient microbiome samples that will be tested at a later date. The Company has revised the pipeline chart to reflect that MMT screening is ongoing in this program. Please see the Company’s response to Comment 23 below regarding updating of the pipeline chart.

5.

Please revise your product pipeline charts on page 3 and 112 to lengthen the Planned Phase 2 and Planned Phase 3 columns to the extent you plan to develop your product candidates as drug products. Your current presentation suggests that you will have completed the majority of the development process for your candidates by the time you file an IND.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 111 and 124 of Amendment No. 1 in response to the Staff’s comment to lengthen the Phase 2 and Phase 3 columns.

6.

Please clearly state here and in your Business section how you will determine which product candidates you will select for drug development versus non-drug development, including the potential impact to your company if you can pursue only the non-drug development pathway. Please also clearly disclose that in both the United States and European Union, no products to date have been approved specifically demonstrating an impact on the microbiome as part of their therapeutic effect.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 111 and 121 of Amendment No. 1 in response to the Staff’s comment about clarifying how the Company will select candidates for drug versus non-drug development to read “We plan to determine the best development path for each of our MMTs at an “MMT decision point” after conducting one or more non-IND human clinical studies. We will make our decision about which development path to pursue based on the results of our non-IND human clinical studies, in conjunction with our research into market opportunities and patient needs and our corporate strategy.”

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

The Company respectfully advises the Staff that all pharmaceutical companies face the risk that their products do not achieve therapeutic effect and they are therefore not able to develop them using a drug pathway. The Company believes that the risk factors previously included in the Draft Registration Statement adequately cover this risk. Furthermore, the Company believes that the potential to take products down a non-drug development pathway further differentiates its investment thesis and would only have a positive effect. Therefore, disclosing this benefit would mitigate the risk.

The Company respectfully advises the Staff that, while no products to date have been approved in either of the United States or the European Union which specifically demonstrate an impact on the microbiome as part of their therapeutic effect, the Company does not believe that adding such disclosure would be meaningful as the Company does not expect that its product candidates would be approved for a therapeutic use on the basis of demonstrating an impact on the microbiome alone in the absence of having a therapeutic effect on a disease or condition. The Company respectfully advises the Staff that it expects that its product candidates would be approved on the basis of clinically meaningful and recognized endpoints demonstrating a therapeutic effect on a disease or condition while acting mechanistically via the microbiome, similar to other approved treatments, such as lactulose or Rifaximin, which were approved on clinical, non-microbiome endpoints but whose mechanism of action is via the microbiome.

7.

Please remove the statements throughout your prospectus that you are able to measure or assess safety in your human clinical studies or that you can assess the therapeutic viability of your product candidates. We note that your current business plan involves pursuing FDA approval of your product candidates, therefore these statements suggest that your product candidates are safe for use as a drug and imply that you are able to assess efficacy in non-IND clinical trials. Safety and efficacy are assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. Please also clearly state in your definition of “Human clinical studies” on page 1 that your determination that your initial product candidate is safe for human clinical studies applies only in the context of food and is irrelevant for determining whether the FDA determines that your product candidate is safe for use as a drug. Please also clearly identify the related GRAS class of compounds that you are using to determine that your product candidates are generally recognized as safe.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in the Draft Registration Statement, under applicable FDA regulations, a study sponsor may conduct studies of food in human subjects without having filed an IND. These studies include evaluations of safety and tolerability and the nutritional effects of a food on the structure and function of the body, including, for example, the effects of its MMT candidates on the structure and function of the microbiome as part of the body.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

The Company respectfully advises the Staff that it has revised the disclosure on page 1 in Amendment No.1 in response to the Staff’s comment regarding the definition of “human clinical studies.” The Company now clearly states that such determination applies only in the context of food, unless it is considered by FDA as acceptable to support safety used in the context of an IND and future approval. The Company respectfully advises the Staff that, the Company’s experience in its lead program with KB195, including a recent pre-IND meeting with the FDA, supports the Company’s belief that an IND-opening trial of such MMT candidate in adults with urea cycle disorders can be supported with non-IND human clinical study data, together with other preclinical data. The Company acknowledges that at the time of an IND review, the FDA may determine that more information is needed from the Company and it has revised the disclosure on page 6 of Amendment No. 1 to highlight this as a potential risk.

The Company also respectfully advises the Staff that the Company has revised the disclosure on page 120 of Amendment No. 1 to clarify that the related GRAS class of compounds used to form the basis of the Company’s safety assessments are complex carbohydrates, which are structurally related to the Company’s MMT product candidates. Please see the Company’s response to Comment 20 below regarding updating of Amendment No. 1 to provide further information regarding the GRAS regulations and the related GRAS class of compounds.

8.

We note that you refer to your MMTs as “novel treatments” and you state throughout that your programs will be used for “treatment” of certain conditions, such as hyperammonemia. Please revise such statements throughout your prospectus to clarify that your product candidates will have to be approved pursuant to the FDA’s drug approval pathway for you to make any claim that your product candidates can cure, mitigate, prevent or treat such conditions.

RESPONSE: The Company respectfully advises the Staff that it revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment that the Company cannot state that the MMTs will be used for treatments by using the word “potential” as appropriate. In addition, the Company has revised the disclosure to clarify that the Company’s product candidates will have to be approved pursuant to the FDA’s drug approval pathway in order for the Company to make any claims that the product candidates can cure, mitigate, prevent or treat such conditions as mentioned above. Please see the Company’s response to Comment 20 below regarding updating of Amendment No. 1 for this clarification.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

9.

Please tell us why you believe you will be able to move directly into a Phase 2 clinical trial under an IND for each of your product candidates, including the basis for your belief that the FDA will accept the results of your non-therapeutic clinical trials in lieu of a Phase I trial conducted under an IND.

RESPONSE: The Company respectfully advises the Staff that the Company met with the FDA and the FDA minutes from the meeting reflect that the agency agreed with and supported the Company’s belief that with data from a non-IND human clinical study and preclinical studies that it will be able to move directly into a Phase 2 clinical trial under an IND for its lead product candidate, KB195.

While each program and the specific MMT candidate that the Company selects for such program will need to be independently evaluated by the FDA, the Company does not think that there is a reason to believe that the Company’s non-IND human clinical study data would not be accepted by the FDA for.

10.	You state that you have conducted seven human clinical studies with your product candidates. However, we note that you discuss only two human clinical studies in your Business section. Please advise.

RESPONSE: The Company respectfully advises the Staff that an explanation and breakdown of the seven human clinical studies was included on page 122 of the Draft Registration Statement. The Company respectfully advises the Staff that five of the seven human clinical studies were focused exclusively on safety and tolerability. The Company has not outlined the specific design or results of each of these studies in the Draft Registration Statement as the Company does not believe that the details of the studies are material to disclose because no individual study or result is meaningful for the advancement of any individual program or the Company’s portfolio as a whole. The Company advises the Staff that its statements on page 122 of the Draft Registration Statement state that these studies have supported its continued development of the Company’s MMT portfolio and confidence in the Company’s approach.

Our Strategy, page 5

11.

We note your disclosure that you are conducting human clinical studies based on discussions with regulatory authorities. Please describe, where appropriate, each of the discussions you have had with the FDA and foreign regulatory equivalents regarding your product candidates and/or the pursuit of this regulatory pathway.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 122 and 132 of Amendment No. 1 in response to the Staff’s

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

comment about detailing its interactions with the FDA. The Company notes that, in accordance with what it believes to be common practice, it has not included overly specific details of its discussion with the FDA but the revised disclosure reflects the outcome of those interactions to date.

12.

Please put into context your statement regarding your “rapid and cost-effective development approach” to advance your pipeline, “including conducting human clinical studies and planned clinical trials as appropriate based on data and discussions with regulatory authorities.” In this regard, we note your risk factor disclosure on pages 18-20 which indicates that the drug development process is uncertain, lengthy, and expensive. Please also reconcile your belief that you may rapidly advance your pipeline with your statement on page 18 that the regulatory approval process for microbiome product candidates may be more expensive and take longer than the approval process for product candidates based on better known or more extensively studied technologies.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 5, 110, 113 and 118 of Amendment No. 1 in response to the Staff’s comment with regards to the “rapid and cost-effective development approach” to clarify that this relates only “from the discovery stage to the commencement of a Phase 2 clinical trial.”

The Company respectfully advises the Staff that it has deleted the risk factor entitled “Our product candidates are based on a new technology, which makes it difficult to predict the time and cost of development, obtaining regulatory approval or identifying alternate regulatory pathways to market, it at all,” as it believes that this risk factor was misleading as it suggested that approval of the Company’s product candidates as therapeutics would be based on their effect on the microbiome as opposed to demonstrating a therapeutic effect on a disease or condition while acting mechanistically via the microbiome. Please see the Company’s response to Comment 6 above.

Risks associated with our business, page 6

13.

Please disclose with prominence equal to the discussion of your strengths the risks that the FDA may require additional preclinical trials before allowing you to proceed to clinical trials, the FDA may determine that your product candidates cannot be marketed as conventional foods or medical foods, and that the FDA may disagree with your determination that your products involve GRAS ingredients.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Implications of Being an Emerging Growth Company, page 7

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Use of Proceeds, page 84

15.

We note that you intend to use the net proceeds, together with existing cash and cash equivalents, to advance your programs in hyperammonemia through Phase 2 clinical trials and to advance your pipeline outside of hyperammonemia. Please revise your disclosure to specify whether you will be able to complete the Phase 2 clinical trials for your hyperammonemia programs and to disclose how far in the development of your other pipeline product candidates you expect to reach using proceeds from the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will respond in a subsequent amendment to the Draft Registration Statement when it has more information about the deal size.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Determination of the Fair Value of Common Stock, page 106

16.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Business, page 111

17.

We note your disclosure on page F-29 regarding the Midori License Agreement. Please tell us whether you licensed the technology underlying your product platform or lead product candidates through this agreement. If so, please disclose the material terms of the agreement, including the intellectual property and technology licensed, rights and obligations of the parties and termination provision. In addition, please file the agreement as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that the Midori License Agreement referenced on page F-29 of the Draft Registration Statement (the “License Agreement”) was assigned by Midori to Cadena Bio, Inc. (“Cadena”) on April 14, 2016. Then, on December 22, 2016, the Company acquired Cadena through a reverse triangular merger. Therefore, as a result of these two transactions, the License Agreement is an internal agreement between the Company and Cadena, its wholly-owned subsidiary.

Our Microbiome Metabolic Therapies (MMTs), page 117

18.	Please supplementally tell us the specific observations supporting your statement that your product candidates have been observed to have limited systemic exposure.

RESPONSE: The Company respectfully advises the Staff that the observations supporting its statement that its product candidates have been observed to have limited systemic exposure are as follows:

The oral bioavailability of complex carbohydrates – which broadly includes the Company’s MMTs – is known to be very low. The human gastrointestinal tract is extremely efficient at excluding highly water-soluble molecules from crossing the gut-blood barrier in a weight-dependent manner – the larger the molecule, the more effective the body is at excluding it. Experiments performed by the Company on MMTs are consistent with this understanding and show that tested MMTs have negligible bioavailability. The oral bioavailability of this entire class of compounds should be considered negligible by three important contextualizations:

1.

Based on direct measurements of circulating MMTs in animal studies of pharmacokinetics, the fraction of MMT that successfully crosses the GI-blood barrier is potentially as low as 0.04% of the total dose;

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

2.

Based on direct measurements of circulating MMTs in the Company’s non-IND human clinical studies, the increases in plasma carbohydrate concentrations resulting from oral dosing of MMTs is 100 to 1000 times lower than the naturally-occurring concentration of plasma carbohydrates in subjects who did not receive an MMT; and

3.

These MMTs have a very low, weight-based potency, and the measured increase in blood carbohydrates following oral dosing with MMTs is well below the concentration required to elicit on-target in vitro pharmacodynamic effects.

In addition, the Company’s product candidates have demonstrated non-digestibility as determined by the standard international methods for analyzing dietary fiber, which includes non-digestible carbohydrates, in ex vivo analysis of micriobiota, and pharmacokinetic studies. The standard international methods are AOAC International 2009.01 & 2011.15 dietary fiber methods.

The prebiotic properties of the compounds have been evaluated in ex vivo analyses in fecal slurries from different human subjects. The results from these assays demonstrate that the Company’s MMTs, consistent with the class, are not digested by the host and are fermented by the gut microbiome.

In other studies of the Company’s MMTs, pharmacokinetics in mice and dogs after oral dosing showed that the fraction of material that reached systemic circulation was negligible compared to the administered oral dose.

This data support that systemic exposure of the Company’s product candidates, such as the Company’s initial MMT candidate, behave in accordance with other well studied prebiotic carbohydrates in that they are not orally bioavailable and have limited systemic exposure.

Ex Vivo Screening in Healthy Volunteer Microbiome Samples, page 119

19.

We note that you collaborate with a third party to generate certain metabolic data. Please tell us if you have any agreement, whether written or oral, with such party. If so, please identify the party, disclose the material terms of the agreement and file the agreement as an exhibit to the registration statement. In the alternative, tell us why you believe you are not required to file this agreement.

RESPONSE: The Company respectfully advises the Staff that it has a written agreement with a third party to generate shotgun metagenomic data. The Company has revised the disclosure on page 119 of Amendment No. 1 accordingly to state that it has entered into an agreement with the third party provider. However, the Company does not view such third party agreement as a material agreement and such agreement would not meet any of the tests set forth in Item 601(b)(10)(ii)(A-D) of Regulation S-K. The Company respectfully

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

submits that the third party agreement does not fall within subsections A, C and D of Item 601(b)(10)(ii). Further, the Company believes that subsection B of Item 601(b)(10)(ii) of Regulation S-K is inapplicable to the third party agreement because the Company’s business is not “substantially dependent” on the third party agreement. The Company believes it can obtain comparable services on reasonable commercial terms from a number of other high-quality providers on relatively short notice. Accordingly, the Company respectfully advises the Staff that it does not believe the agreement with the third party is required to be filed under Item 601(b)(10) of Regulation S-K.

Rapid Advancement into Human Clinical Studies, page 120

20.

We note your disclosure that for the use of a substance to be GRAS, the scientific data and information about its use must be widely known, and there must be a consensus among qualified experts that this data and information establish that the substance is safe under the conditions of its intended use. We also note your disclosure that you rely on qualified experts from scientific consulting organizations that are highly experienced in conducting GRAS evaluations to conduct initial safety assessments of your product candidates. Please expand your disclosure to identify the substance that is considered to be GRAS, the relation of your product candidate to this substance, and to describe the scientific data indicating that the substance used in your product candidates are GRAS and the initial safety assessments that were conducted of your product candidates.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 120 and 121 of Amendment No. 1 in response to the Staff’s comment to clarify the non-drug regulatory pathway, specifically to explain that:

-	GRAS determination is not required to initiate non-IND human clinical studies;

-

In lieu of a GRAS determination, safety assessments may be conducted by qualified experts to determine that products meet the standard of “reasonable certainty of no harm” in order to initiate a non-IND human clinical study; and

-	The Company has conducted safety assessments of each of its MMTs prior to conducting non-IND human clinical studies.

In order to conduct non-IND human clinical studies of food, FDA guidelines state “a food or food additive generally will be considered suitable for clinical testing if the substance is unlikely to produce significant toxic effects at the levels to which the subjects of the clinical study will be exposed.” In the Company’s specific safety assessments, in addition to the FDA standard, qualified experts determine the Company’s products to be safe (using the definition of “reasonable certainty

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

of no harm”) for use in a non-IND human clinical study in a range of populations and intake levels (which are the “the proposed conditions of use”). Safety assessments are completed for each of the Company’s MMT candidates intended to be studied in non-IND human clinical studies. These assessments include reviews of extensive published data on structurally related materials under the proposed conditions of use in controlled, medically monitored, clinical trials. Based on these assessments, KB195, KB174 and two additional MMTs in the Company’s library have been considered safe. In addition, other safety assessments are in progress for additional MMTs.

The Company respectfully advises the Staff that it is not a requirement that compounds studied in non-IND human clinical studies be GRAS. However, the Company’s initial product compounds are related to classes of foods determined to be GRAS. The Company’s initial product candidate, KB195, however, has been concluded to be GRAS. The Company does not anticipate making GRAS self-determinations for all of its MMT candidates to be developed as drugs or for nutritional products and will make that decision on a case by case basis.

21.

We note your disclosure on page 122 that the human clinical studies will allow you to decide whether to continue to develop a specific MMT candidate for non-drug applications or instead to file an IND and investigate it for drug applications. Please revise your disclosure throughout the prospectus to clarify whether you intend to develop product candidates for non-drug applications if the human clinical studies do not result in desired outcomes, and if so, the process by which you will bring the product to market and the competition you will face. Please also explain the reasons you plan to pursue drug approval for these product candidates if you have the ability to market it as a food or medical food product.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 113, 121 and 146 of Amendment No. 1 in response to the Staff’s comment.

The Company further respectfully advises the Staff that it intends to develop product candidates for non-drug applications if the data generated from its studies supports the Company’s strategy. The Company has in-house expertise in nutritional development and plans to continue to focus on the nutritional aspects of its product candidates and potential commercial opportunities in nutrition. The Company also believes that their MMTs may have therapeutic levels of effect and support claims to treat or mitigate disease. The Company believes it could achieve a better return on investment by pursuing a drug development path when data from non-IND human clinical studies support this belief. Consistent with the Company’s interactions with the FDA for its lead MMT candidate, KB195, once the Company generates initial clinical data from non-IND human clinical studies conducted under the food regulatory pathway that show indications for potential therapeutic effects, the Company expects to advance those product candidates forward through a drug development pathway.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Clinical Development, page 128

22.

We note on page 147 your explanation that an IND is not required for human testing of GRAS substances unless the study is intended to evaluate the product’s ability to diagnose, cure, mitigate, treat or prevent a disease or condition. Given that you have selected KB195 for the treatment of hyperammonemia, and the objectives of your completed clinical trial and planned human clinical trial in UCD patients is to evaluate the effects of KB195 on microbiome nitrogen metabolism, please explain why you believe an IND is not required for these studies.

RESPONSE: The Company respectfully advises the Staff that products to be studied in non-IND human clinical studies are not required to be GRAS. The Company does agree that substances intended to evaluate the product’s ability to diagnose, cure, mitigate, treat or prevent a disease must be studied under an IND. However, the Company’s evaluations in the non-IND human clinical study mentioned on pages 128-132 of the Draft Registration Statement are not therapeutic endpoints. For example, an endpoint of effects on microbiome nitrogen metabolism is an evaluation of effects on the structure or function of the body, not one that evaluates the MMT candidate’s ability to diagnose, cure, mitigate, treat or prevent a disease or condition, which is an acceptable non-IND human clinical study objective. Additionally, in communications with the FDA, to date, the FDA has agreed with this development approach.

Please see the Company’s response to Comment 20 below regarding updating of Amendment No. 1 to provide further information regarding the GRAS regulations and the related GRAS class of compounds.

Drug or Disease-Induced Diarrhea, page 139

23.

We note that your pipeline tables on pages 3 and 112 indicate that you have completed ex vivo screening for drug or disease-induced diarrhea. Please provide disclosure regarding the results of your ex vivo screening for this indication or revise your table so that it is consistent with your disclosure.

RESPONSE: The Company respectfully advises the Staff that it has revised its pipeline tables on pages 3, 11 and 124 of Amendment No.1 to reflect that the Company continues to screen additional MMTs while conducting the non-IND human clinical study.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Future Pipeline Opportunities, page 139

24.

We note your disclosure on page 140 that you are currently conducting a human clinical study in Type 2 diabetes, initially with a proprietary formulation of commercially-available ingredients and that you intend to introduce your own MMT candidate in the final stage of the study in the second half of 2019. Please expand your disclosure to provide additional information about this study, including a description of the proprietary formulation of commercially-available ingredients that you are testing in patients, its mechanism of action, and how the introduction of your MMT candidate fits into the study. Please also disclose whether you have identified the MMT candidate to be introduced into the study, and if so, discuss the results of ex vivo screening and testing of the MMT candidate, and tell us why you do not include this MMT candidate in your pipeline table. In addition, we note that pursuant to FDA guidance diabetes is not a condition for which medical food can be labeled or marketed. Please tell us whether you are conducting these studies pursuant to regulations supporting research with food or medical food, and how you intend to develop and market your potential MMT candidate given the FDA’s position.

RESPONSE: The Company respectfully acknowledges the Staff’s comment about expanding disclosure about the human clinical study in Type 2 diabetes. The Company advises the Staff that this study is a pilot study intended to establish the infrastructure necessary to run such studies and is not initially intended to determine the validity of a specific product or MMT candidate in this population. As such, the proprietary formulation is not intended for commercialization at this point, but rather to determine whether the approach and methods used in the pilot study are able to detect and show changes that the Company might anticipate based on literature available on these compounds. Therefore, the Company does not plan to provide a description of the formulation used.

The Company respectfully advises the Staff that it has not yet identified a MMT candidate for introduction into the human clinical study in Type 2 diabetes. The Company further respectfully advises the Staff that it is currently focused on learning and data acquisition in the non-IND human clinical study in Type 2 diabetes. The Company has not yet made a decision as to whether it will commercialize the MMT candidate to be tested in the final stage of this study as a nutritional product or whether it intends to advance such MMT candidate down a drug development pathway. As such, while the Company is aware of the FDA guidance that states that diabetes is not a condition for which medical food can be labeled or marketed, it is too early for the Company to have determined and provide disclosure as to how exactly it will develop and market any potential MMT candidate in this area in light of the FDA’s position on diabetes.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

Further, the Company would like to bring to the Staff’s attention the FDA position that it is appropriate to conduct a clinical study in patients with diabetes provided the study does not involve a disease endpoint. In its guidance on clinical studies, the FDA states, “the administration of high intensity sweeteners to diabetic patients to establish no adverse effect on HbA1c levels or the administration of a novel food protein ingredient to a potentially allergic population to establish lack of allergic reactivity in this population would not require an IND. However, if the intent of the study was to demonstrate an effect of the food in decreasing HvA1c levels in diabetic patients or an effect of the food to desensitize or raise threshold levels of allergic reactivity in sensitive individuals, the study would require an IND.”

The Company would like to advise the Staff that, because this program is a pilot study that is following a different progression than its other programs, the Company has chosen not to include it in its pipeline chart.

Manufacturing, page 140

25.

We note your disclosure on page 66 that in 2018, you entered into a services agreement with a third party to handle the manufacturing supply chain from drug substance synthesis through labeling and packaging for your planned clinical trials and that you may not be able to locate alternative suppliers. Please disclose the material terms of this agreement and file it as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 142 of Amendment No.1 to disclosure the material terms of this agreement and has filed this agreement with Thermo Fisher as Exhibit 10.1 to Amendment No. 1.

Expedited Development and Review Programs for Drugs, page 150

26.

We note your disclosure on page 131 that you may be able to seek designation of KB195 for the treatment of a Rare Pediatric Disease. Please revise your disclosure in this section to explain the conditions for and the impact of receiving a Rare Pediatric Disease Priority Review Voucher.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 132 of Amendment No. 1 in response to the Staff’s comment.

Description of Capital Stock, page 190

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

27.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

RESPONSE: The Company respectfully advises the Staff that it has clarified the scope of the exclusive form provision by revising Article VI, Section 8 of Exhibit 3.4 and the associated disclosure on pages 79 and 195 of Amendment No. 1 in response to the Staff’s comment.

Exhibits

28.

Please file as an exhibit to the registration statement the services agreement with Flagship Management, or tell us why you do not believe it is required to be filed. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment but respectfully advises the Staff that it does not view the services agreement with Flagship Management as a material agreement and that it would not meet any of the tests set forth in Item 601(b)(10)(ii)(A-D) of Regulation S-K. The Company respectfully submits that the services agreement with Flagship Management does not fall within subsections A, C and D of Item 601(b)(10)(ii). Further, the Company believes that subsection B of Item 601(b)(10)(ii) of Regulation S-K is inapplicable to the agreement because the Company’s business is not “substantially dependent” on this agreement. The Company’s financial outlay under this agreement is not a material amount as amounts paid by the Company in fiscal year 2017 were only $572,000 and the Company expects such amounts to be even smaller in fiscal year 2018 and beyond. Further, the Company only draws on Flagship’s services on an as-needed basis and expects to do so on a limited basis going forward. Accordingly, the Company respectfully advises the Staff that it does not believe the agreement with Flagship Management is required to be filed under Item 601(b)(10) of Regulation S-K.

General

29.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Ms. Irene Paik

United States Securities and Exchange Commission

October 26, 2018

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs that Staff that it has decided not to include any graphical materials or artwork in its prospectus.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame, Esq.

Enclosures

Cc: Alison M. Lawton, Kaleido Biosciences, Inc.

Joshua Brumm, Kaleido Biosciences, Inc.

Kingsley L. Taft, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP